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Schedule 13G                                                         Page 1 of 6
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                           Ventana Medical Systems
 -------------------------------------------------------------------------------
                                (Name of Issuer)


                                     Common
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  92276H 10 6
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

 -------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the following box to designate the rule pursuant to which this Schedule is filed:

[X]       Rule 13d-1(b)

[ ]       Rule 13d-1(c)

[ ]       Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Schedule 13G                                                         Page 2 of 6

CUSIP No. 92276H 10 6
--------------------------------------------------------------------------------
1. Names of Reporting Persons, I.R.S. Identification Nos. of above persons (entities only).

       (a) U.S. Trust Corporation*                                   13-2927955
       (b) United States Trust Company of New York                   13-5459866
--------------------------------------------------------------------------------
2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) [ ]
       (b) [ ]
--------------------------------------------------------------------------------
3.     SEC Use Only


--------------------------------------------------------------------------------
4.     Citizenship or Place of Organization

       New York
--------------------------------------------------------------------------------
                    5. Sole Voting Power


       NUMBER OF
        SHARES      ------------------------------------------------------------
     BENEFICIALLY   6. Shared Voting Power
       OWNED BY
         EACH
       REPORTING       See Item 5, p. 5
        PERSON      ------------------------------------------------------------
         WITH       7. Sole Dispositive Power



                    ------------------------------------------------------------
                    8. Shared Dispositive Power

                             Same

--------------------------------------------------------------------------------
9.     Aggregate Amount Beneficially Owned by Each Reporting Person

                             Same

--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)



--------------------------------------------------------------------------------
11.    Percent of Class Represented by Amount in Row 11

            Same


--------------------------------------------------------------------------------
12.    Type of Reporting Person (See Instructions)

       #1(a) - HC
       #1(b) - BK
--------------------------------------------------------------------------------
       * - U.S. Trust Corporation is a wholly-owned direct subsidiary of The Charles Schwab Corporation. Each entity files reports completely separate and independent from the other. Correspondingly, neither entity shares with the other any information and/or power with respect to either the voting and/or disposition of the securities reported by each.

Schedule 13G                                                         Page 3 of 6

Item 1. (a)             Name of Issuer
                        Ventana Medical Systems, Inc

        (b) Address of Issuer's Principal Executive Offices 3865 North Business Center Dr
                        Tucson, Az 85705

Item 2. (a)             Name of Person Filing
                        U.S. Trust Corporation
                        United States Trust Company of New York

        (b) Address of Principal Business Office or, if none, Residence
                        114 W 47th St
                        NY, NY 10036

        (c)             Citizenship

                        U.S.

        (d)             Title of Class of Securities

                        Common

        (e)             CUSIP Number

                        92276H 10 6

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

                        (b) [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                        (e) [ ]  An investment advisor in accordance with
                                 Section 240.13d-1(b)(1)(ii)(E);

                        (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

                        (g) [X] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

                        (h) [ ] A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                        (j) [ ]  Group, in accordance with Section
                                 240.13d-1(b)(1)(ii)(J).

Item 4.                 Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                        (a)   Amount beneficially owned:  See Item 5, p. 5


                        (b)   Percent of class:


                        (c)   Number of shares as to which such person has:

                              (i)   Sole power to vote or to direct the vote



                              (ii)  Shared power to vote or to direct the vote


                              (iii) Sole power to dispose or to direct the
                                    disposition of



                              (iv) Shared power to dispose or to direct the disposition of

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d3(d)(1).

Schedule 13G                                                         Page 5 of 6

Item 5.                 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                        Instruction: Dissolution of a group requires a response to this item.

Item 6.                 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                        ANOTHER PERSON.

                        If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                        If a parent holding company has filed this schedule, pursuant to Rule 13d(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the
                        Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.                 IDENTIFICATION AND CLASSIFICATION OF THE MEMBERS OF
                        THE GROUP.

                        If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.


Item 9.                 NOTICE OF DISSOLUTION OF GROUP.

                        Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See
                        Item 5.

Item 10.                CERTIFICATION.

                        (a) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(b):

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                        (b) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):

                        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Schedule 13G                                                         Page 6 of 6

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  2/12/02
                               -------------------------------------------------
                                                    Date

                                          /s/  Joseph A. Tricarico
                               -------------------------------------------------
                                                  Signature

                               Authorized Agent/Vice President and Trust Counsel
                               -------------------------------------------------
                                                  Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)